UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of operations

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	15,451	15,744
Marketable securities	170,512	176,357
Trade receivables	58,309	61,601
Recoverable taxes	6,597	6,716
Deferred commissions	2,081	2,021
Prepaid expenses and other current assets	5,494	5,066
Total current assets	258,444	267,505

Non-current assets
Equity investments	9,649	9,649
Trade receivables	3,359	6,218
Deferred tax assets	13,019	11,765
Recoverable taxes	5,753	5,050
Deferred commissions	4,420	5,025
Prepaid expenses and other non-current assets	1,390	1,151
Right-of-use assets	6,959	2,751
Property and equipment, net	3,064	3,245
Intangible assets, net	7,109	7,949
Goodwill	27,296	26,324
Total non-current assets	82,018	79,127
Total assets	340,462	346,632

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2026	December 31, 2025
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	34,962	36,216
Taxes payable	5,517	7,263
Lease liabilities	2,117	1,635
Deferred revenue	39,259	37,931
Other current liabilities	6,895	4,918
Total current liabilities	88,750	87,963

Non-current liabilities
Accounts payable and accrued expenses	2,680	3,602
Taxes payable	144	161
Lease liabilities	4,978	1,249
Accounts payable from acquisition of subsidiaries	1,640	1,449
Deferred revenue	15,898	17,743
Deferred tax liabilities	480	589
Other non-current liabilities	1,936	317
Total non-current liabilities	27,756	25,110

Commitments and contingencies

EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized Class A: 87,385,586 and 92,576,749 issued; 87,285,403 and 92,576,749 outstanding. Class B: 78,046,730 and 80,416,730 issued and outstanding	17	17
Additional paid-in capital	296,237	321,976
Accumulated other comprehensive income	3,335	1,307
Accumulated losses	(75,706)	(89,804)
Equity attributable to VTEX’s shareholders	223,883	233,496
Non-controlling interests	73	63
Total shareholders’ equity	223,956	233,559
Total liabilities and equity	340,462	346,632

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Subscription revenue	63,798	57,248	123,760	109,828
Services revenue	591	1,542	1,325	3,127
Total revenue	64,389	58,790	125,085	112,955

Subscription cost	(11,650)	(11,597)	(22,782)	(22,677)
Services cost	(1,025)	(1,916)	(2,138)	(4,019)
Total cost	(12,675)	(13,513)	(24,920)	(26,696)
Gross profit	51,714	45,277	100,165	86,259

Operating expenses
General and administrative	(8,766)	(9,025)	(16,946)	(18,060)
Sales and marketing	(15,471)	(17,441)	(32,242)	(34,288)
Research and development	(17,933)	(15,416)	(35,181)	(30,284)
Other income (losses)	116	(482)	(292)	(911)
Income from operations	9,660	2,913	15,504	2,716

Other income (expense), net	1,667	888	(95)	2,525

Income before income tax	11,327	3,801	15,409	5,241

Total income tax	(1,300)	(815)	(1,331)	(1,394)

Net income for the period	10,027	2,986	14,078	3,847

Less: net loss attributable to non-controlling interest	(10)	(8)	(20)	(5)
Net income attributable to controlling shareholders	10,037	2,994	14,098	3,852

Earnings per share
Basic earnings per share	0.060	0.016	0.083	0.021
Diluted earnings per share	0.058	0.016	0.080	0.020

The above condensed consolidated interim statements of operations should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146
Net income for the period	-	-	-	-	3,852	3,852	(5)	3,847
Other comprehensive income	-	-	-	3,388	-	3,388	-	3,388
Exercise of stock options	94,624	-	223	-	-	223	-	223
Share repurchase program	-	-	(18,911)	-	-	(18,911)	-	(18,911)
Share-based compensation	621,932	-	7,722	-	-	7,722	-	7,722
Cancellation of shares	(3,567,303)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	(164)	-	-	(164)	12	(152)
At June 30, 2025	181,963,227	18	354,803	1,365	(105,962)	250,224	39	250,263

	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2026	172,993,479	17	321,976	1,307	(89,804)	233,496	63	233,559
Net income for the period	-	-	-	-	14,098	14,098	(20)	14,078
Other comprehensive income	-	-	-	2,028	-	2,028	-	2,028
Exercise of stock options	239,367	-	744	-	-	744	-	744
Share repurchase program	-	-	(32,925)	-	-	(32,925)	-	(32,925)
Share-based compensation	784,581	-	6,442	-	-	6,442	-	6,442
Cancellation of shares	(8,585,111)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	30	30
At June 30, 2026	165,432,316	17	296,237	3,335	(75,706)	223,883	73	223,956

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2026	June 30, 2025

Income for the period	14,078	3,847
Adjustments for:
Depreciation and amortization	1,740	1,547
Deferred income tax	(844)	1,324
Gain (loss) on disposal of rights of use, property, equipment, and intangible assets	(66)	7
Expected credit losses from trade receivables	884	843
Share-based compensation	7,155	8,749
Gain on investments and other financial instruments, net	(1,683)	(8,183)
Others and foreign exchange, net	2,004	4,222
Change in operating assets and liabilities
Trade receivables	7,931	3,475
Recoverable taxes	(204)	1,030
Prepaid expenses and other assets	125	(894)
Accounts payable and accrued expenses	(2,499)	574
Operating leases	(919)	(783)
Taxes payable	(2,073)	(1,650)
Deferred revenue	(2,247)	(645)
Other liabilities	2,890	489
Net cash provided by operating activities	26,272	13,952
Cash flows from investing activities
Purchase of marketable securities and equity investments	(22,215)	(107,979)
Sales and maturities of marketable securities and equity investments	31,131	119,455
Acquisition of subsidiaries net of cash acquired	-	(3,678)
Acquisitions of intangible assets	(480)	-
Acquisitions of property and equipment	(244)	(200)
Derivative financial instruments	(1,666)	478
Other investing activities	(97)	-
Net cash provided by investing activities	6,429	8,076
Cash flows from financing activities
Proceeds from the exercise of stock options	744	223
Net-settlement of share-based payment	(785)	(1,427)
Buyback of shares	(32,925)	(18,911)
Acquisition of subsidiary noncontrolling interest	(438)	(164)
Payment of loans and financing	-	(47)
Net cash used in financing activities	(33,404)	(20,326)
Net increase (decrease) in cash and cash equivalents	(703)	1,702
Cash and cash equivalents, beginning of the period	15,744	18,673
Effect of exchange rate changes	410	966
Cash and cash equivalents, end of the period	15,451	21,341

Supplemental cash flow information:
Cash (paid) refunded for income taxes	200	299

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	5,453	938
Unpaid amount related to business combinations	191	507
Unpaid amount related to intangible assets acquisitions	146	1,446
Transactions with non-controlling interests	28	12

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
Nature of business

VTEX (the “Group” or the “Company”) and its subsidiaries, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. The condensed consolidated interim financial statements are presented in thousands of United States dollars (“USD”), except as otherwise indicated.

The condensed consolidated interim financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

All relevant information for the condensed consolidated interim financial statements, and only this information, are presented and consistent to those used by the Company's Management. The condensed consolidated interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3
Significant accounting policies

Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2025 and no retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

4
Business combinations

Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of Newtail Serviços de Tecnologia LTDA ("Newtail"), a privately held company specializing in retail media solutions.

The total consideration was US$4,000, comprising an initial cash payment of US$3,694 at closing and a long-term fixed installment of US$306 with payments extending through 2030. The purchase price allocation resulted in identifiable intangible assets of US$1,440 and goodwill of US$2,496.

The identifiable intangible assets consist of a customer relationship and developed technology, which are being amortized over their estimated useful lives. Goodwill is attributable to the assembled workforce and expected synergies. In July 2025, Newtail was merged into VTEX Brazil, after which goodwill became deductible for tax purposes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5
Financial Instruments

The Company measures financial instruments based on quoted prices in active markets (Level 1), inputs from similar instruments such as quoted prices or other directly or indirectly observable market data (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of June 30, 2026
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	6,607	-	-	6,607	6,607	-
Level 1:
Money market	8,844	-	-	8,844	8,844	-
Mutual funds	158,327	-	-	158,327	-	158,327
Time deposits	9,988	-	(7)	9,981	-	9,981
Foreign Government bonds	2,204	-	(67)	2,137	-	2,204
Subtotal	179,363	-	(74)	179,289	8,844	170,512

Total	185,970	-	(74)	185,896	15,451	170,512

	As of December 31, 2025
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	9,651	-	-	9,651	9,651	-
Level 1:
Money market	6,093	-	-	6,093	6,093	-
Mutual funds	152,140	-	-	152,140	-	152,140
Time deposits	15,932	2	-	15,934	-	15,934
Foreign Government bonds	8,283	-	(523)	7,760	-	8,283
Subtotal	182,448	2	(523)	181,927	6,093	176,357

Total	192,099	2	(523)	191,578	15,744	176,357

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Investments by Contractual Maturity

As of June 30, 2026, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate Fair Value

Within 1 year	12,192	12,118
Securities with no defined maturity	167,171	167,171
	179,363	179,289

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. In the six-month period ended June 30, 2026 there were no adjustments related to equity and other investments without readily determinable fair values.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6
Trade receivables

Trade receivables are as follows:

	June 30, 2026	December 31, 2025
Trade receivables	62,917	68,933
Expected credit losses	(1,249)	(1,114)
Total trade receivables	61,668	67,819

Current	58,309	61,601
Non-current	3,359	6,218

The changes in expected credit losses for trade receivables are as follows:

2026
Opening balance on January 1	(1,114)
Addition, net	(884)
Write-off	773
Exchange differences	(24)
Closing balance on June 30	(1,249)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7
Income Taxes

Income tax expenses were as follows:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current tax
Current tax on profits for the period	(1,134)	130	(2,175)	(70)
	(1,134)	130	(2,175)	(70)
Deferred income tax
Decrease (increase) in deferred tax	(166)	(945)	844	(1,324)
	(166)	(945)	844	(1,324)

Total income tax	(1,300)	(815)	(1,331)	(1,394)

The composition of deferred income tax assets and liabilities as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Deferred tax assets
Allowance for expected credit loss	435	392
Bonus provision	1,129	253
Share-based compensation (i)	2,230	1,704
Deferred revenue	2,364	2,330
Research and development expenditures	2,047	1,442
Tax loss (ii)	44,002	43,746
Others (iii)	2,525	3,810
Total deferred tax assets, before valuation allowance	54,732	53,677
Valuation allowance	(38,566)	(39,347)
Total deferred tax assets	16,166	14,330

	June 30, 2026	December 31, 2025
Deferred tax liabilities
Acquisition of subsidiaries	3,627	3,155
Total deferred tax liabilities	3,627	3,155

Total deferred tax assets, net	13,019	11,765
Total deferred tax liabilities, net	480	589

(i)
Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitation but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of June 30, 2026, these tax losses have no expiry.
(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Brazil. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8
Leases

The balance sheet shows the following amounts related to leases:

	June 30, 2026	December 31, 2025
Right-of-use assets
Office buildings	6,959	2,751
Total	6,959	2,751

	June 30, 2026	December 31, 2025
Lease liabilities
Current	2,117	1,635
Non-current	4,978	1,249
Total	7,095	2,884

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

9
Property and equipment, net

Details of the Group’s property and equipment balances are presented below:

	June 30, 2026	December 31, 2025
Leasehold improvements	2,876	2,709
Machinery and equipment	63	53
Furniture and fixture	735	626
Computer and peripherals	5,515	5,216
Accumulated depreciation	(6,125)	(5,359)
Property and equipment, net	3,064	3,245

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	June 30, 2026	December 31, 2025
Developed technology	6,078	5,727
Trademark	223	210
Intellectual property	2,809	2,666
Customer relationship	10,536	10,401
Others	2,047	1,922
Accumulated amortization	(14,584)	(12,977)
Intangible assets, net	7,109	7,949

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	June 30, 2026	December 31, 2025
Trade payables	18,399	17,773
Social charges	4,270	4,522
Profit-sharing and sales commission	5,441	9,373
Provision for vacation and benefits	6,999	5,360
Others	2,533	2,790
Total	37,642	39,818

Current	34,962	36,216
Non-current	2,680	3,602

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12
Taxes payable

The breakdown of taxes payable is as follows:

	June 30, 2026	December 31, 2025
Income tax payable	1,692	369
Other taxes payable	3,969	7,055
Total	5,661	7,424

Current	5,517	7,263
Non-current	144	161

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

13
Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	June 30, 2026	December 31, 2025
Civil	169	48
Labor	26	3
Tax	1,727	216
Total	1,922	267

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	June 30, 2026	December 31, 2025
Civil	343	459
Labor	1,011	930
Tax	1,497	1,241
Total	2,851	2,630

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines is as follows:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Subscriptions	69,759	63,059	135,504	120,486
Taxes on subscriptions	(5,961)	(5,811)	(11,744)	(10,658)
Subscription revenue	63,798	57,248	123,760	109,828

Services provided	628	1,645	1,409	3,323
Taxes on services	(37)	(103)	(84)	(196)
Services revenue	591	1,542	1,325	3,127

Total revenue	64,389	58,790	125,085	112,955

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15
Earnings per share

Basic earnings per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the earnings per share of the Group for the three and six-month periods ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Numerator:
Net income attributable to the stockholders of the Group	10,037	2,994	14,098	3,852

Denominator:
Basic weighted average number of shares outstanding	167,530	181,804	169,900	182,376
Weighted average effect of dilutive securities:
Stock options	630	2,013	629	1,908
Restricted share units	5,179	3,579	5,196	3,685
Diluted weighted average number of shares	173,339	187,396	175,725	187,969

Earnings per share:
Basic	0.060	0.016	0.083	0.021
Diluted	0.058	0.016	0.080	0.020

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Share-based compensation
16.1
Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option and RSU plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2026	10,119	4.55	2.35	1.75
Granted	417	3.57	-	1.77
Forfeit	(401)	4.45	-	1.41
Exercised (i)	(239)	3.11	-	1.00
At June 30, 2026	9,896	4.55	2.21	1.78

Stock options exercisable as of June 30, 2026	6,652	4.53	1.47	1.54
(i)
The number of stock options withheld for tax purposes was 0 thousand shares.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the six-month period ended June 30, 2026:

●
Target Asset Price – US$ 3.57 per share (December 31, 2025 – US$ 4.56 per share)
●
Risk-Free Interest Rate – 4.14% (December 31, 2025 – 3.62%)
●
Volatility – 53.42% (December 31, 2025 – 52.79%)
●
Expected dividend: None

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2026	5,353	5.58
Granted	956	3.34
Forfeit	(439)	5.02
Settled (i)	(964)	6.12
At June 30, 2026	4,906	5.09
(i)
The number of RSUs withheld for tax purposes was 203.9 thousand shares.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the six-month period ended June 30, 2026, there was US$23,776 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.45 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the six-month period ended June 30, 2026, was US$ 7,507 (for the six-month period ended June 30, 2025: US$ 9,278). For the six-month period ended June 30, 2026, the Group recorded in additional paid-in capital the amount of US$ 6,297 (for the six-month period ended June 30, 2025: US$ 7,610).

16.2
Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan offering RSUs to selected directors and employees in Loja Integrada, a subsidiary wholly owned. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2026	151.31	6.07
Granted	185.98	4.62
Forfeit	(20.01)	4.95
Settled (i)	(53.78)	6.77
At June 30, 2026	263.50	5.22
(i)
The number of RSUs withheld for tax purposes was 5.4 thousand shares.

For the six-month period ended June 30, 2026, there was US$1,046 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.18 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the six-month period ended June 30, 2026, was US$167 (for the six-month period ended June 30, 2025: US$284). For the six-month period ended June 30, 2026, the Group recorded in additional paid-in capital an increase of US$ 145 (for the six-month period ended June 30, 2025: US$112).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16.3
Amounts recognized in the statement of operations

The following table illustrates the classification of share-based compensation in the consolidated statements of operations which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Subscription cost	(24)	(91)	(50)	(152)
Services cost	(61)	(163)	(110)	(276)
General and administrative	(1,787)	(2,357)	(3,861)	(4,853)
Sales and marketing	(718)	(1,078)	(1,524)	(1,905)
Research and development	(945)	(1,333)	(2,129)	(2,376)
Total	(3,535)	(5,022)	(7,674)	(9,562)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Other income (expense), net

The breakdown of other income (expense) for the three and six-month periods ended June 30, 2026 and 2025 is as follows:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest income	495	1,079	1,251	2,138
Foreign exchange losses	(1,581)	(2,661)	(1,444)	(5,669)
Gains (losses) on financial instruments	3,015	2,686	857	6,398
Other, net	(262)	(216)	(759)	(342)
Other income, net	1,667	888	(95)	2,525

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18
Subsequent events

During July of 2026, the Company canceled 776,257 Class A common shares, of which 100,183 shares were held in treasury as of June 30, 2026, and 676,074 were repurchased after June 30, 2026, under the repurchase share program.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of June 30, 2026 and 2025 included elsewhere in this document.

Overview

VTEX is the AI-native commerce suite engineered to deliver transformative measurable outcomes and unprecedented operational efficiency. Our strategy is materialized through a multi-product ecosystem that unifies three core platforms: the VTEX Commerce Platform, the VTEX Ads Platform, and the VTEX CX Platform. Our objective is to provide an integrated product suite that allows customers to manage multiple commerce, Ads, and CX-related functions within a unified environment, to eliminate friction, orchestrate complex operations, and accelerate their growth.

Our architecture is built on a cloud-based, modular foundation that enables customers to adopt specific functionalities based on their operational requirements. This approach allows customers to allocate resources efficiently while supporting scalability and flexibility across different markets and business models.

The VTEX Commerce Platform is the AI-native operating system for commerce. Our platform provides core commerce functionality, including B2C, B2B, marketplace and order management capabilities. It is designed to enable brands, retailers and distributors to manage and scale complex, multi-channel and multi-country commerce operations. We incorporate artificial intelligence natively to assist with processes such as catalog management, pricing and promotions, with the objective of improving operational efficiency and reducing manual intervention.

The VTEX Ads Platform enables customers to monetize digital traffic and manage retail media activities. It provides tools to support campaign management and performance analysis, allowing customers to develop additional revenue streams and strengthen relationships with suppliers and third-party brands.

The VTEX CX Platform redefines the relationship between brands and consumers. Our platform uses AI agents to manage the entire customer lifecycle, from discovery to post-sale support. This includes delivering an Agentic Multichannel Experience through web and messaging apps, as end-to-end WhatsApp Store, and Autonomous Post-Sales support that can resolve more than 90% of customer inquiries without human intervention, enabling an increase in customer satisfaction and a significant reduction in service costs.

With 25 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 88.9% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2.2 thousand customers with over 3.1 thousand active online stores across 44 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

In 2025, VTEX received multiple industry recognitions that underscore the strength of our platform, execution, and market vision. In the second quarter of 2025, VTEX was named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report and was the only vendor to receive the Customers’ Choice distinction for the second consecutive year. In the third quarter, VTEX earned medals in all 12 categories evaluated by Paradigm B2B in both its annual Combine: Enterprise Edition and Combine: Midmarket Edition reports. In November 2025, VTEX was named a Challenger in the Gartner® Magic Quadrant™ for Digital Commerce, recognized for both Ability to Execute and Completeness of Vision. This marked the second consecutive year VTEX was positioned as a Challenger and the ninth year overall the company has been recognized in the report. Additionally, VTEX was ranked across all five digital commerce use cases in the Gartner® Critical Capabilities for Digital Commerce report.

We offer access to our platform on a subscription basis, which accounted for 99.1% of our revenue for the three-month period ended June 30, 2026, compared to 97.4% of our revenue in the same period of 2025. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended June 30, 2026, our GMV reached US$5.7 billion, representing an increase of 17.8% in USD and 7.0% on an FX neutral basis. In the same period, our subscription revenue reached US$63.8 million, representing an increase of 11.4% in USD and 1.3% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	5,700.5	4,840.3	10,784.6	9,182.1
GMV growth FX neutral (%)	7.0%	13.6%	6.9%	15.3%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of operations data for each of the last historical nine quarters. The condensed consolidated interim statements of operations data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

	For the three months ended (unaudited)
(in US$ millions)	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026

Subscription revenue	54.0	53.9	59.4	52.6	57.2	58.4	66.7	60.0	63.8
Services revenue	2.6	2.1	2.1	1.6	1.5	1.2	1.3	0.7	0.6
Total revenue	56.5	56.0	61.5	54.2	58.8	59.6	68.0	60.7	64.4
Subscription cost	(11.9)	(11.7)	(12.4)	(11.1)	(11.6)	(11.6)	(12.1)	(11.1)	(11.6)
Services cost	(3.1)	(2.7)	(3.3)	(2.1)	(1.9)	(2.0)	(1.8)	(1.1)	(1.0)
Total cost	(15.0)	(14.3)	(15.6)	(13.2)	(13.5)	(13.5)	(14.0)	(12.2)	(12.7)
Gross profit	41.6	41.6	45.9	41.0	45.3	46.1	54.0	48.5	51.7
Operating expenses
General and administrative	(9.4)	(8.3)	(7.7)	(9.0)	(9.0)	(8.1)	(7.8)	(8.2)	(8.8)
Sales and marketing	(17.3)	(16.6)	(17.5)	(16.8)	(17.4)	(16.7)	(17.7)	(16.8)	(15.5)
Research and development	(14.3)	(13.7)	(13.4)	(14.9)	(15.4)	(16.7)	(16.9)	(17.2)	(17.9)
Other income (losses)	0.3	(0.7)	(0.6)	(0.4)	(0.5)	(0.3)	(0.4)	(0.4)	0.1
Income (loss) from operation	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2	5.8	9.7
Other income (expense), net	5.5	(0.1)	1.2	1.6	0.9	2.2	(0.4)	(1.8)	1.7
Income before income tax	6.3	2.2	7.9	1.4	3.8	6.4	10.9	4.1	11.3
Income tax	0.2	1.1	(1.2)	(0.6)	(0.8)	(0.0)	(1.0)	(0.0)	(1.3)
Net income for the period	6.6	3.4	6.8	0.9	3.0	6.4	9.8	4.1	10.0
Earnings per share
Basic earnings per share US$	0.04	0.02	0.04	0.00	0.02	0.04	0.06	0.02	0.06
Diluted earnings per share US$	0.03	0.01	0.04	0.00	0.02	0.03	0.05	0.02	0.06

The following table sets forth selected condensed consolidated interim statements of operations data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(21.0)%	(20.8)%	(20.1)%	(20.5)%	(19.7)%	(19.4)%	(17.9)%	(18.3)%	(18.1)%
Services cost	(5.5)%	(4.8)%	(5.3)%	(3.9)%	(3.3)%	(3.3)%	(2.7)%	(1.8)%	(1.6)%
Total cost	(26.5)%	(25.6)%	(25.4)%	(24.3)%	(23.0)%	(22.7)%	(20.5)%	(20.2)%	(19.7)%
Gross profit	73.5%	74.4%	74.6%	75.7%	77.0%	77.3%	79.5%	79.8%	80.3%
Operating expenses
General and administrative	(16.7)%	(14.9)%	(12.6)%	(16.7)%	(15.3)%	(13.7)%	(11.5)%	(13.5)%	(13.6)%
Sales and marketing	(30.6)%	(29.7)%	(28.4)%	(31.1)%	(29.7)%	(28.0)%	(26.0)%	(27.6)%	(24.0)%
Research and development	(25.4)%	(24.5)%	(21.8)%	(27.4)%	(26.2)%	(28.1)%	(24.8)%	(28.4)%	(27.9)%
Other income (losses)	0.6%	(1.2)%	(0.9)%	(0.8)%	(0.8)%	(0.6)%	(0.6)%	(0.7)%	0.2%
Income (loss) from operation	1.4%	4.2%	10.9%	(0.4)%	5.0%	7.0%	16.5%	9.6%	15.0%
Other income, net	9.8%	(0.2)%	1.9%	3.0%	1.5%	3.7%	(0.5)%	(2.9)%	2.6%
Income before income tax	11.2%	4.0%	12.9%	2.7%	6.5%	10.7%	16.0%	6.7%	17.6%
Income tax	0.4%	2.0%	(1.9)%	(1.1)%	(1.4)%	(0.0)%	(1.5)%	(0.1)%	(2.0)%
Net income for the period	11.6%	6.0%	11.0%	1.6%	5.1%	10.7%	14.4%	6.7%	15.6%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026

Income (loss) from operation	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2	5.8	9.7
Share-based compensation expense	5.0	4.7	4.6	4.5	5.0	4.7	4.4	4.1	3.5
Amortization and adjustment related to acquisitions	0.4	0.4	0.4	0.5	0.6	0.6	0.6	0.6	0.6
Earn out expenses related to acquisitions	-	0.2	0.5	0.5	-	-	-	-	-
Non-GAAP Income from operation	6.3	7.6	12.3	5.3	8.5	9.5	16.2	10.6	13.8

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim statements of operations.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 0.9% of our revenue for the three-month period ended June 30, 2026, compared to 2.6% in the same period of 2025. For the six- month period ended on June 30, 2026, the services revenue accounted for 1.1% of our revenue, compared to 2.8% in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consists mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Other income (expense), net

Other income (expense), net consists primarily of interest income, foreign exchange gains and losses, fair value gains or losses on financial instruments, and other financial items.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Deferred tax assets are evaluated at each reporting period, and valuation allowances are recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Historical consolidated operations results

Comparison of results of operations for the six-month periods ended June 30, 2026 and 2025

The following table sets forth our condensed consolidated interim statements of operations for the three and six-month periods ended June 30, 2026 and 2025. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Six months ended
(in US$ thousands)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Subscription revenue	63,798	57,248	123,760	109,828
Services revenue	591	1,542	1,325	3,127
Total revenue	64,389	58,790	125,085	112,955
Subscription cost (1)	(11,650)	(11,597)	(22,782)	(22,677)
Services cost (1)	(1,025)	(1,916)	(2,138)	(4,019)
Total cost	(12,675)	(13,513)	(24,920)	(26,696)
Gross profit	51,714	45,277	100,165	86,259
Operating expenses
General and administrative (1) (3)	(8,766)	(9,025)	(16,946)	(18,060)
Sales and marketing (1) (2) (3)	(15,471)	(17,441)	(32,242)	(34,288)
Research and development (1) (2) (3)	(17,933)	(15,416)	(35,181)	(30,284)
Other income (losses) (3)	116	(482)	(292)	(911)
Income from operation	9,660	2,913	15,504	2,716
Other income (expense), net	1,667	888	(95)	2,525
Income before income tax	11,327	3,801	15,409	5,241
Total income tax	(1,300)	(815)	(1,331)	(1,394)
Net income for the period	10,027	2,986	14,078	3,847

(1) Includes stock-based compensation expenses as follows:

	Three months ended		Six months ended
(in US$ thousands)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Subscription cost	(24)	(91)	(50)	(152)
Services cost	(61)	(163)	(110)	(276)
General and administrative	(1,787)	(2,357)	(3,861)	(4,853)
Sales and marketing	(718)	(1,078)	(1,524)	(1,905)
Research and development	(945)	(1,333)	(2,129)	(2,376)
Total	(3,535)	(5,022)	(7,674)	(9,562)

(2) Includes earn-out expenses related to acquisitions as follows:

	Three months ended		Six months ended
(in US$ thousands)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Sales and marketing	-	-	-	(286)
Research and development	-	-	-	(190)
Total	-	-	-	(476)

(3) Includes amortization related to acquisitions as follows:

	Three months ended		Six months ended
(in US$ thousands)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
General and administrative	(4)	(3)	(8)	(7)
Sales and marketing	(418)	(399)	(827)	(764)
Research and development	(173)	(154)	(339)	(250)
Total	(595)	(556)	(1,174)	(1,021)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total revenue

The components of our total revenue during the three and six-month periods ended on June 30, 2026 and 2025 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2026	June 30, 2025	Variation	June 30, 2026	June 30, 2025	Variation
Subscription revenue	63,798	57,248	11.4%	123,760	109,828	12.7%
Services revenue	591	1,542	(61.7)%	1,325	3,127	(57.6)%
Total revenue	64,389	58,790	9.5%	125,085	112,955	10.7%

Total revenue for the three-month period ended June 30, 2026 was US$64.4 million, an increase of US$5.6 million, or 9.5% in US$ or a decrease of 0.4% on an FX neutral basis, from US$58.8 million in the same period of 2025. The increase was driven by higher subscription revenue, reflecting GMV growth of 17.8% in US$ and 7.0% on an FX-neutral basis, together with continued growth in Global Expansion, B2B, the Ads Platform and the CX Platform. These factors were partially offset by a greater mix of larger enterprise customers, which generally carry lower transaction-based fees, and by lower services revenue as we continued to transition implementation activity to our partner ecosystem.

Total revenue for the six-month period ended June 30, 2026 was US$125.1 million, an increase of US$12.1 million, or 10.7% in US$ or 0.9% on an FX neutral basis, from US$113.0 million in the same period of 2025. The increase was driven by higher subscription revenue, reflecting GMV growth of 17.5% in US$ and 6.9% on an FX-neutral basis, together with continued growth in Global Expansion, B2B, the Ads Platform and the CX Platform. These factors were partially offset by a greater mix of larger enterprise customers, which generally carry lower transaction-based fees, and by lower services revenue as implementation activity continued to shift to our partner ecosystem.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total cost

The components of our total cost during the three and six-month periods ended on June 30, 2026 and 2025 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2026	June 30, 2025	Variation	June 30, 2026	June 30, 2025	Variation
Subscription cost	(11,650)	(11,597)	0.5%	(22,782)	(22,677)	0.5%
Services cost	(1,025)	(1,916)	(46.5)%	(2,138)	(4,019)	(46.8)%
Total cost	(12,675)	(13,513)	(6.2)%	(24,920)	(26,696)	(6.7)%

Total cost for the three-month period ended June 30, 2026 decreased by US$0.8 million, or 6.2%, to US$12.7 million from US$13.5 million in the same period of 2025, mainly due to a decrease in total cost of services by US$0.9 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

Total cost for the six-month period ended June 30, 2026 decreased by US$1.8 million, or 6.7%, to US$24.9 million from US$26.7 million in the same period of 2025, mainly due to a decrease in total cost of services by US$1.9 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Gross profit

As a result of the above, our gross profit increased by US$6.4 million, or 14.2% to US$51.7 million for the three-month period ended June 30, 2026 from US$45.3 million in the same period of 2025. As a percentage of our total revenue, our gross profit increased to 80.3% in the three-month period ended June 30, 2026 from 77.0% in the same period of 2025, mainly due to efficiencies from AI-powered automation in customer support and, to a smaller extent, a higher mix of subscription revenue.

Our gross profit increased by US$13.9 million, or 16.1% to US$100.2 million for the six-month period ended June 30, 2026 from US$86.3 million in the same period of 2025. As a percentage of our total revenue, our gross profit increased to 80.1% in the six-month period ended June 30, 2026 from 76.4% in the same period of 2025, mainly due to efficiencies from AI-powered automation in customer support and, to a smaller extent, a higher mix of subscription revenue.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Operating expenses

General and administrative

General and administrative expenses during the three and six-month periods ended on June 30, 2026 and 2025 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2026	June 30, 2025	Variation	June 30, 2026	June 30, 2025	Variation
General and administrative	(8,766)	(9,025)	(2.9%)	(16,946)	(18,060)	(6.2)%
Percentage of total revenue	13.6%	15.4%	-	13.5%	16.0%	-

Our general and administrative expenses decreased by US$0.3 million, or 2.9%, to US$8.8 million for the three-month period ended June 30, 2026 from US$9.0 million in the same period of 2025, primarily due to (1) a decrease in personnel-related expenses, including share-based compensation.

For the six-month period ended June 30, 2026, our general and administrative expenses decreased by US$1.1 million or 6.2%, reaching US$16.9 million compared to US$18.1 million in the same period of 2025, primarily due to (1) a decrease in personnel-related expenses, including share-based compensation.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Sales and marketing

Sales and marketing expenses during the three and six-month periods ended June 30, 2026 and 2025 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2026	June 30, 2025	Variation	June 30, 2026	June 30, 2025	Variation
Sales and marketing	(15,471)	(17,441)	(11.3%)	(32,242)	(34,288)	(6.0)%
Percentage of total revenue	24.0%	29.7%	-	25.8%	30.4%	-

Our sales and marketing expenses decreased by US$2.0 million, or 11.3%, to US$15.5 million for the three-month period ended June 30, 2026 from US$17.4 million in the same period of 2025, primarily due to (1) a decrease in headcount, and (2) a decrease in marketing and events expenses.

For the six-month period ended June 30, 2026 our sales and marketing expenses decreased by US$2.0 million, or 6.0%, to US$32.2 million from US$34.3 million in the same period of 2025, primarily due to (1) a decrease in headcount.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Research and development

Research and development expenses during the three and six-month periods ended on June 30, 2026 and 2025 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2026	June 30, 2025	Variation	June 30, 2026	June 30, 2025	Variation
Research and development	(17,933)	(15,416)	16.3%	(35,181)	(30,284)	16.2%
Percentage of total revenue	27.9%	26.2%	-	28.1%	26.8%	-

Our research and development expenses increased by US$2.5 million, or 16.3% to US$17.9 million for the three-month period ended June 30, 2026 from US$15.4 million in the same period of 2025, primarily due to (1) an increase in personnel-related expenses, including share-based compensation, driven by the BRL appreciation against the USD, as most of the R&D team is based in Brazil, and (2) an increase in IT-related expenses.

For the six-month period ended June 30, 2026, our research and development expenses increased by US$4.9 million, or 16.2%, to US$35.2 million from US$30.3 million in 2025, primarily due to (1) an increase in personnel-related expenses, including share-based compensation, driven by the BRL appreciation against the USD, as most of the R&D team is based in Brazil, and (2) an increase in IT related expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Other income (expense), net

Other income (expense), net amounted to an income of US$1.7 million for the three-month period ended June 30, 2026, compared to an income of US$0.9 million in the same period of 2025 mainly due to (1) an increase in gains on financial instruments to US$3.0 million in June 30, 2026 from a gain of US$2.7 million in the same period of 2025 and (2) a decrease in foreign exchange losses to US$1.6 million in June 30, 2026 from US$2.7 million in the same period of 2025; this was partially offset by (3) a decrease in interest income to US$ 0.5 million in June 30, 2026 from US$ 1.1 million in the same period of 2025;

Other income (expense), net amounted to an expense of US$0.1 million for the six-month period ended June 30, 2026, compared to an income of US$2.5 million in the same period of 2025 mainly due to (1) a decrease in gains on financial instruments to US$0.9 million in June 30, 2026 from a gain of US$ 6.4 million in the same period of 2025 and (2) a decrease in interest income to US$1.3 million in June 30, 2026 from US$2.1 million in the same period of 2025; this was partially offset by (3) a decrease in foreign exchange losses to US$1.4 million in June 30, 2026 from US$5.7 million in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Net income for the period

As a result of the above, our net income amounted to US$10.0 million for the three-month period ended June 30, 2026, compared to a net income of US$3.0 million in the same period of 2025.

As a result of the above, our net income amounted to US$14.1 million for the six-month period ended June 30, 2026, compared to a net income of US$3.8 million in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the six months ended
(in US$ thousands)	June 30, 2026	June 30, 2025
Net cash provided by operating activities	26,272	13,952
Net cash provided by investing activities	6,429	8,076
Net cash used in financing activities	(33,404)	(20,326)
Net increase (decrease) in cash and cash equivalents	(703)	1,702

Net cash provided by operating activities

For the six-month period ended June 30, 2026, our net cash provided by operating activities amounted to US$26.3 million, compared to US$14.0 million cash provided in the same period of 2025, primarily as a result of:

●
an improvement in net income, which amounted to US$14.1 million for the six-month period ended June 30, 2026, compared to US$3.8 million for the same period in 2025;
●
changes in operating assets which consisted mainly of a decrease in trade receivables of US$7.9 million for the six-month period ended June 30, 2026, compared to a decrease of US$3.5 million for the same period in 2025; partially offset by:
●
changes in operating liabilities which consisted mainly of a decrease in accounts payable and accrued expenses of US$2.5 million for the six-month period ended June 30, 2026, compared to an increase of US$0.6 million for the same period in 2025.

Net cash provided by investing activities

For the six-month period ended June 30, 2026, net cash provided by investing activities amounted to US$6.4 million, compared to US$8.1 million of net cash provided by investing activities in the same period of 2025, primarily as a result of (1) a decrease in sales and maturities of marketable securities to US$31.1 million for the six-month period ended June 30, 2026, from US$119.5 million in the same period of 2025 and (2) a decrease in purchase of marketable securities to US$22.2 million for the six-month period ended June 30, 2026, from US$108.0 million in the same period of 2025.

Net cash used in financing activities

For the six-month period ended June 30, 2026, net cash used in financing activities amounted to US$33.4 million, compared to US$20.3 million of net cash used in financing activities in the same period of 2025, primarily as a result of the increase in the buyback of shares to US$32.9 million for the six-month period ended June 30, 2026, from US$18.9 million in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the six-month periods ended June 30, 2026 and 2025, amounted to US$0.2 million in both periods, representing 0.2% of our total revenue in each period.

For 2026, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2025. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Off-balance sheet arrangements

As of June 30, 2026, we did not have any off-balance sheet arrangements.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, and marketable securities consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso, Chilean peso and Mexican peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment (except for VTEX Argentina, which uses the U.S. dollars as functional currency). As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the six-month period ended June 30, 2026 and in the year ended December 31, 2025, 23.0% and 22.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of June 30, 2026 and in the year ended December 31, 2025, our assets were represented by 71.1% and 60.4% in U.S. dollars, 28.9% and 39.6% in other currencies. As of June 30, 2026 and in the year ended December 31, 2025, our liabilities, excluding our total shareholders’ equity, were represented by 11.9% and 11.5% in U.S. dollars, 88.1% and 88.5% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 06, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer